Exhibit 99.5

Fortuna reports consolidated financial results for the second quarter 2018

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 8, 2018 - Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $11.2 million, earnings per share of $0.07 and revenue of $73.7 million in the second quarter of 2018.

Jorge A. Ganoza, President and CEO, commented, “Our financial results for the second quarter of 2018 continue to reflect San Jose´s strong silver and gold production during the year resulting in the Company´s record adjusted EBITDA for the second quarter and first half of 2018 of $35.2 million and $67.0 million.” Mr. Ganoza concluded, “Free cash flow for the second quarter and first half of 2018, excluding Lindero construction costs, totaled $9.1 million and $28.0 million. This attests to the capacity of our business to translate high margins into free cash flow, contributing significantly to our strong liquidity position.”

Second quarter consolidated financial highlights:

•	Sales of $73.7 million, compared to $63.9 million in Q2 2017
•	Net income of $11.2 million, compared to $8.9 million in Q2 2017
•	Earnings per share of $0.07, compared to $0.06 in Q2 2017
•	Cash flow from operations of $21.9 million and Adjusted EBITDA of $35.2 million, compared to $12.0 million and $26.5 million, respectively, in Q2 2017
•	Free cash flow excluding the Lindero construction[1] of $9.1 million and $28.0 million year-to-date
•	Cash position, including short term investments, as at June 30, 2018 was $198.3 million
•	Silver and gold production of 2,321,315 and 14,557 ounces, respectively
•	AISC[1] per silver equivalent ounce[2] was $10.0 compared to $12.1 in Q2 2017

Notes:

1. Non-GAAP financial measures

2. AISC/oz Ag Eq calculated at realized metal prices of $1,299/oz Au, $16.6/oz Ag, $1.1/lb Pb, and $1.4/lb Zn

Second quarter consolidated financial results

Consolidated Metrics	Q2 2018	Q2 2017	% Change	YTD 2018	YTD 2017	% Change

Financial (Expressed in $ millions except per share information)
Sales	$73.7	$63.9	15%	$144.1	$128.7	12%
Mine operating income	31.4	22.2	41%	62.7	49.4	27%
Operating income	22.4	14.2	58%	44.8	33.8	33%
Net income	11.2	8.9	26%	24.9	21.9	14%

Earnings per share (basic)	0.07	0.06	17%	0.16	0.14	14%
Earnings per share (diluted)	0.07	0.06	17%	0.16	0.14	14%

Adjusted net income[1]	10.0	9.2	9%	23.1	23.3	-1%
Adjusted EBITDA[1]	35.2	26.5	33%	67.0	56.7	18%
Free cash flow[1]	(20.2)	1.9	-1163%	(7.8)	1.9	-511%
Free cash flow excluding Lindero construction[1]	9.1	4.4	107%	28.0	6.3	344%
Capex (sustaining)	5.1	7.4	-31%	9.2	12.4	-26%
Capex (non-sustaining)	0.9	-	0%	1.1	-	0%
Capex (Lindero)	12.8	2.7	369%	17.7	4.6	283%
Capex (Brownfield)	2.3	2.9	-19%	4.6	5.6	-18%
AISC ($/oz Ag)[2]	3.2	8.2	-61%	2.7	7.2	-63%
AISC ($/oz Ag Eq)[3]	10.0	12.1	-17%	9.7	11.5	-16%

				Jun 30, 2018	Dec 31, 2017	% Change

Cash, cash equivalents, and short-term investments				$198.3	$212.6	-7%

Total assets				$721.1	$706.6	2%
Non-current bank loan				$39.6	$39.9	-1%

Notes:

1. Non-GAAP financial measure. Refer to the Non-GAAP Measures at the end of this news release and in the associated MD&A for a description and calculation of these measures.

2. All-in sustaining cash cost is a Non-GAAP financial measure

3. AISC/oz Ag Eq calculated at realized metal prices of $1,299/oz Au, $16.6/oz Ag, $1.1/lb Pb, and $1.4/lb Zn

Net income for the three months ended June 30, 2018 was $11.2 million or $0.07 per share compared to $8.9 million or $0.06 per share for the comparable quarter in 2017.

Higher sales and lower mine operating costs resulted in 58% increase in operating income which was partially offset by a higher effective tax rate. The effective tax rate for the second quarter 2018 was 56% compared to 40% for the same period in 2017. The increase in the effective tax rate was due primarily to the Argentine Peso declining 35% against the US dollar which increased the deferred income tax expense by $1.5 million, and a $1.3 million withholding tax charge related to expected dividend repatriation from our subsidiaries. The impact these two items had on earnings per share for the second quarter was $0.02 per share.

Adjusted net income increased 9% during the quarter to $10.0 million compared to $9.2 million for 2017. Adjusted EBITDA increased 33% to $35.2 million compared to $26.5 million for the comparable period in 2017 due primarily to increased sales volume and higher prices for gold, lead and zinc.

Free cash flow, excluding Lindero construction costs, was $9.1 million in the quarter and $28.0 million year to date. At June 30, 2018, the Company had cash, cash equivalents and short- term investments of $198.3 million which along with our undrawn credit facility of $80.0 million will provide sufficient liquidity to meet our funding needs during the construction of the Lindero project.

San Jose Mine, Mexico

	Three months ended June 30,		Six months ended June 30,
Mine Production	2018	2017	2018	2017
Tonnes milled	263,383	268,456	521,587	535,724
Average tonnes milled per day	2,987	3,016	2,998	3,061

Silver
Grade (g/t)	268	238	276	232
Recovery (%)	92	92	92	92
Production (oz)	2,084,013	1,887,269	4,269,926	3,680,236
Metal sold (oz)	2,187,880	1,874,226	4,199,140	3,653,429
Realized price ($/oz)	16.59	17.30	16.64	17.38

Gold
Grade (g/t)	1.86	1.82	1.90	1.75
Recovery (%)	92	92	92	91
Production (oz)	14,422	14,410	29,304	27,526
Metal sold (oz)	15,097	14,222	28,845	27,262
Realized price ($/oz)	1,299	1,257	1,315	1,239

Unit Costs
Production cash cost ($/oz Ag)[1]	(0.6)	1.0	(0.5)	1.2
Production cash cost ($/oz Ag Eq)[2]	5.5	6.3	5.5	6.3
Production cash cost ($/t)	60.5	61.9	62.8	59.4
Unit Net Smelter Return ($/t)	190.6	172.9	197.1	167.3
AISC ($/oz Ag)[1]	4.7	7.7	4.4	7.2
AISC ($/oz Ag Eq)[2]	8.9	10.6	8.6	10.2

Notes:
1. Net of by-product credits from gold
2. Ag Eq production is calculated at realized metal prices of Au/oz and Ag/oz as per above table

The San Jose Mine produced 2,084,013 ounces of silver, representing a 10% increase in silver production over the same period in 2017 while gold production was steady at 14,422 ounces compared to 14,410 ounces for the period in 2017. Average head grades for silver and gold were 268 g/t and 1.86 g/t which were 13% and 2% higher than the same period in 2017.

Cash cost per tonne of processed ore was $60.5 or 2% below the $61.9 cash cost for the comparable quarter in 2017. The lower cash costs were due primarily to lower blasting and rock support costs but was partially offset by higher milling costs from dry-stack operations and higher concentrate shipping costs.

Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
Mine Production	2018	2017	2018	2017
Tonnes milled	134,123	131,974	263,743	261,343
Average tonnes milled per day	1,507	1,483	1,499	1,477

Silver
Grade (g/t)	65	64	63	66
Recovery (%)	85	85	85	85
Production (oz)	237,303	229,594	452,848	469,818
Metal sold (oz)	226,222	229,436	446,511	465,504
Realized price ($/oz)	16.54	17.24	16.66	17.28

Lead
Grade (%)	2.65	2.70	2.69	2.73
Recovery (%)	92	91	91	92
Production (000's lbs)	7,187	7,170	14,226	14,381
Metal sold (000's lbs)	6,880	7,127	14,149	14,163
Realized price ($/lb)	1.08	0.98	1.11	1.01

Zinc
Grade (%)	4.27	4.04	4.29	4.10
Recovery (%)	91	90	90	91
Production (000's lbs)	11,436	10,613	22,465	21,430
Metal sold (000's lbs)	11,429	10,943	22,507	21,645
Realized price ($/lb)	1.41	1.18	1.48	1.22

Unit Costs
Production cash cost ($/oz Ag)[1]	(45.2)	(22.4)	(49.4)	(27.1)
Production cash cost ($/oz Ag Eq)[2]	7.0	9.4	6.9	8.4
Production cash cost ($/t)	76.9	85.0	77.8	79.2
Unit Net Smelter Return ($/t)	180.4	158.9	185.3	154.7
AISC ($/oz Ag)[1]	(22.0)	(2.7)	(26.5)	(7.5)
AISC ($/oz Ag Eq)[2]	10.4	12.9	10.1	11.9

Notes:
1. Net of by-product credits from gold, lead and zinc
2. Ag Eq production is calculated at realized metal prices of Pb/t, Zn/t, and Ag/oz as per above table

The Caylloma Mine produced 7.2 million pounds of lead and 11.4 million pounds of zinc during the second quarter of 2018 representing an 8% increase in zinc production over the same quarter in 2017. Average head grades for lead and zinc were 2.65% and 4.27%. Silver production was 237,303 ounces which was 3% higher than the comparable period in 2017 while the average silver head grade was 1% lower than the comparable period in 2017. Zinc production increased 8% to 11.4 million pounds and lead production remained steady at 7.2 million pounds. Metallurgical recovery for silver was 85% which was the same as the comparable period in 2017.

Cash cost per tonne of processed ore for the second quarter of 2018 was $76.9 or 10% lower than the $85.0 cash cost for the comparable quarter in 2017, mainly as a result of the increased use of mechanized mining methods and lower concentrate transportation tariffs.

(Expressed in $ millions)	Q2 2018	Q2 2017	YTD 2018	YTD 2017

Free Cash Flow
Net cash provided by operating activities	$21.9	$12.0	$42.2	$20.9
Less: Purchases of mineral properties, plant and equipment	(16.3)	(11.5)	(27.5)	(20.7)
Less: Deposits on long term assets, net	(21.1)	(1.6)	(23.2)	(3.6)
Less: Current income tax expense	(12.2)	(8.8)	(22.0)	(16.8)
Add: Income taxes paid	7.5	11.8	22.7	22.1
Free cash flow	$(20.2)	$1.9	$(7.8)	$1.9
Add: Lindero construction capital expenditures	7.6	2.5	11.8	4.4
Add: Greenfield capital expenditures	1.2	-	1.5	-
Add: Deposits on long term assets - Lindero construction	20.5	-	22.5	-
Free cash flow excluding Lindero construction	$9.1	$4.4	$28.0	$6.3

(Expressed in $ millions)	Q2 2018	Q2 2017	YTD 2018	YTD 2018
Net Income for the period	$11.2	$8.9	$24.9	$21.9
Adjustments, net of tax:
Unrealized (gain) loss on financial instruments	(1.9)	(0.4)	(2.8)	0.7
Write-off of accounts receivable	0.4	-	0.4	-
Share of (income) loss of equity-accounted investee	-	-	(0.2)	-
Other finance costs	-	-	0.4	-
Write-down of plant and equipment	-	0.3	-	0.3
Write-down of inventories	0.3	0.4	0.4	0.4
Adjusted Net Income (a non-GAAP measure)	$10.0	$9.2	$23.1	$23.3

(Expressed in $ millions)	Q2 2018	Q2 2017	YTD 2018	YTD 2018
Net Income for the period	$11.2	$8.9	$24.9	$21.9
Add back:
Net finance items	(0.2)	0.1	0.2	0.6
Depreciation, depletion, and amortization	11.9	11.3	22.6	22.0
Income taxes	13.9	5.8	22.5	10.4
Share of (income) loss of equity-accounted investee	-	-	(0.2)	-
Non-cash (gain) loss on financial instruments	(2.8)	(0.6)	(4.2)	0.8
Other operating expenses	1.2	1.0	1.2	1.0
Adjusted EBITDA (a non-GAAP measure)	$35.2	$26.5	$67.0	$56.7

The financial statements and MD&A are available on SEDAR and have also been posted on the Company's website at https://www.fortunasilver.com/investors/financials/2018/ .

Conference call to review second quarter financial and operations results

Date: Thursday, August 9, 2018

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10455

Playback of the conference call will be available until August 23, 2018 at 11:59 p.m. Eastern. Playback of the webcast will be available until August 9, 2019. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2018/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, free cash flow, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.